UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                         THE HOUSTON EXPLORATION COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    442120101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 12, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 4 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             --------------------
CUSIP NO.      442120101              SCHEDULE 13D         PAGE 2 OF 4 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                JANA PARTNERS LLC
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                3,583,600
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     3,583,600
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                3,583,600
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.3%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      442120101              SCHEDULE 13D         PAGE 3 OF 4 PAGES
------------------------------                             --------------------


       The Schedule 13D filed on February 21, 2006 by Jana Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, $0.01 par value, of The Houston Exploration Company (the "Issuer"), as previously amended by Amendment No. 1 to the Schedule 13D filed on April 17, 2006, Amendment No. 2 to the Schedule 13D filed on April 24, 2006, Amendment No. 3 to the Schedule 13D filed on April 28, 2006, Amendment No. 4 to the Schedule 13D filed on May 3, 2006, Amendment No. 5 to the Schedule 13D filed on May 16, 2006, Amendment No. 6 to the Schedule 13D filed on June 2, 2006 and Amendment No. 7 to the Schedule 13D filed on June 7, 2006, is hereby further amended as set forth below by this Amendment No. 8 to the Schedule 13D.

Item 4.       Purpose of Transaction.

    Item 4 of the Schedule 13D is hereby amended by the addition of the following:

       On June 12, 2006, the Reporting Person sent a letter to the Board (the "Offer Letter") informing the Board that the Reporting Person wishes to purchase the Issuer at a price of $62 per share. In the Offer Letter, the Reporting Person states that it believes that there is tremendous value in the Issuer that is endangered by current management, pointing to the Reporting Person's repeatedly ignored attempts to convince the Board to pursue maximum value for shareholders and concern over the possible breach of the Board's fiduciary duties and waste of corporate assets. A copy of the press release with the Offer Letter is attached hereto as Exhibit I and is incorporated herein by reference.

       On June 12, 2006, on behalf of the Reporting Person, the Reporting Person's counsel sent a letter to the Issuer's counsel (the "Response Letter") responding to the Issuer's counsel's response to the Reporting Person's demand for certain books and records of the Issuer (the "Demand"). In the Response Letter, the Issuer's counsel notes the Reporting Person's belief that the Issuer's response to the Demand raises significant questions and leaves unanswered many of the Reporting Person's most significant demands relating to the possible breach of the Board's fiduciary duties and waste of corporate assets. A copy of the Response Letter is attached hereto as Exhibit J and is incorporated herein by reference.

Item 5.       Interest in Securities of the Company.

    Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

    (c) There have been no transactions in the Shares effected by the Reporting Person in the past 60 days.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

9.  Exhibit I - Press Release with the Offer Letter, dated June 12, 2006.

10. Exhibit J - Response Letter, dated June 12, 2006.

------------------------------                             --------------------
CUSIP NO.      442120101              SCHEDULE 13D         PAGE 4 OF 4 PAGES
------------------------------                             --------------------


                               SIGNATURES



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 12, 2006



                                     JANA PARTNERS LLC

                                     By: /s/ Barry Rosenstein
                                     -------------------------------------
                                     Name: Barry Rosenstein
                                     Title: Managing Partner


                                     By: /s/ Gary Claar
                                     -------------------------------------
                                     Name: Gary Claar
                                     Title: Managing Director